                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                       EURO TECH HOLDINGS COMPANY LIMITED
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    G32030101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              T.C. LEUNG, CHAIRMAN
                       EURO TECH HOLDINGS COMPANY LIMITED
                           18/F GEE CHANG HONG CENTRE
                             65 WONG CHUK HONG ROAD
                                    HONG KONG
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                DECEMBER 28, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING
    THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE
                               FOLLOWING BOX |_|.

          NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE

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                                                                    Page 2 of 10



            13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                         (CONTINUED ON FOLLOWING PAGES)
                                   ----------

         (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

         EXPLANATORY NOTE: ALL DISCUSSIONS HEREIN REGARDING TRANSACTIONS AND EVENTS OCCURRING PRIOR TO THE CLOSE OF BUSINESS ON SEPTEMBER 3, 1999 GIVE EFECT TO THE ISSUANCE OF A 20% STOCK DIVIDEND AT THAT TIME.

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                                                                    Page 3 of 10


CUSIP No. G32030101                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         T.C. Leung                 No Tax ID No. - Not U.S. Citizen
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |X|
                                                            (b)  |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D) OR 2(E)                                  |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Hong Kong
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                    1,423,654

                           -----------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              0
BENEFICIALLY
OWNED BY                   -----------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,423,654
PERSON
WITH                       -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,553,169
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 67.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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                                                                    Page 4 of 10


CUSIP No. G32030101                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Pearl Venture LTD          No Tax ID No. - Non U.S. Entity

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |X|
                                                            (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS Not Applicable - See Item 3

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                           |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                   1,016,115

                           -----------------------------------------------------
NUMBER OF                  8       SHARED VOTING POWER
SHARES                             113,400
BENEFICIALLY
OWNED BY                   -----------------------------------------------------
EACH                       9       SOLE DISPOSITIVE POWER
REPORTING                          1,016,115
PERSON
WITH                       -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   113,400

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,129,515
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 45.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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                                                                    Page 5 of 10


CUSIP No. G32030101                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Regent Earning Ltd.        No Tax ID No. - Non U.S. Entity
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |X|
                                                            (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS Not Applicable - See Item 3

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                           |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                  0

                           -----------------------------------------------------
NUMBER OF                  8      SHARED VOTING POWER
SHARES                            113,400
BENEFICIALLY
OWNED BY                   -----------------------------------------------------
EACH                       9      SOLE DISPOSITIVE POWER
REPORTING                         0
PERSON
WITH                       -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  113,400

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         113,400
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 4.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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                                                                    Page 6 of 10


Item 1. Security and Issuer

         The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2. Identity and Background

         This statement is being filed by a group consisting of T.C. Leung, Pearl Venture Ltd. ("Pearl") and Regent Earning Ltd. ("Regent") (the "Reporting Group"). Mr. Leung is an executive officer and director of the Issuer. Pearl is a British Virgin Islands corporation which is a trust for the benefit of Mr. Leung. Regent is a Hong Kong corporation of which Pearl is the majority shareholder.

         The respective bus address of the members of the Reporting Group are as follows:

         NAME                    ADDRESS

         T.C Leung               c/o Euro Tech Holdings Company Limited
                                 18/F Gee Change Hong Centre
                                 65 Wong Chuk Hang Road
                                 Hong Kong

         Pearl Venture Ltd.      Columbus Centre Building
                                 Wickhams Cay
                                 Road Town, Tortola,
                                 British Virgin Islands

         Regent Earning Ltd.     Wo Hing Commercial Building
                                 11 Wing Wo Street, Room 101
                                 Central Hong Kong

         Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

         During the past five years, no member of the Reporting Group (including the officers and directors of Pearl and Regent) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Leung is a citizen of Hong Kong. Pearl is a British Virgin Islands corporation. Regent is a Hong Kong corporation.

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                                                                    Page 7 of 10


Item 3. Source and Amount of Funds or Other Consideration

         Upon the closing of Issuer's initial public offering in March 1997, Issuer issued 1,680,000 shares of its Common Stock for 1,000,000 shares of the Common Stock of Euro Tech (Far East) Ltd. ("Far East"), which constituted all of the capital stock of Far East. The business operations of Far East then and now constitute the principal operations of the Issuer. Pearl and Regent owned 266,000 and 734,000 shares of Far East's capital stock, respectively, and received, of record, proportionate numbers of shares of the Issuer's Common Stock (1.68 shares of the Issuer's Common Stock for each share of Far East). Following the Issuer's initial public offering, Mr. Leung received options to purchase 1,320,000 shares of the Issuer's Common Stock, exercisable at $3.33 (420,000) and $4.58 (900,000) per share. Those options are now exercisable.

         In July 1999 and through August 25, 1999, Mr. Leung has made open market purchases of the Issuer's Common Stock at prices ranging from $.858 to $1.25 per share, purchasing an aggregate of 53,328 shares. From September 9, 1999 through December 20,1999, Mr. Leung made open market purchases of the Issuer's Common Stock at prices ranging from $.9375 to $1.50 per share, purchasing an additional 50,326 shares. Mr. Leung used personal funds to make these purchases.

Item 4.  Purpose of Transactions

         Investment purposes.

Item 5.  Interest in Securities of the Issuer

         At December 20, 1999, the aggregate number of shares held of record by members of the Reporting Group was 1,223,169 or approximately 49.7% of the Issuer's issued and outstanding shares of Common Stock. Giving effect to options owned by Mr. Leung to purchase 1,320,000 shares of the Issuer's Common Stock, the foregoing numbers of shares and percentage increases to 2,553,169 and 67.2%, respectively.

         Mr. Leung posses sole voting and dispositive power as to the 103,564 shares of the Issuer's Common Stock purchased in the open market by him and possesses sole dispositive power as to the options to purchase 1,320,000 shares of the Issuer's Common Stock.

         Regent and Pearl shared voting and dispositive power as to the shares of Common Stock owned of record by Regent (113,400 shares or 4.6% of the Issuer's Common Stock) and Pearl possesses sole voting and dispositive power of the 1,016,115 shares of Common Stock owned of record by it. When Pearl's record ownership is aggregated with its beneficial ownership in the shares held in the name of Regent, Pearl beneficially owns 1,129,515 shares or 45.5% of Issuer's Common Stock.

         On or about December 21, 1999 Regent authorized the transfer of 99,120 shares of the issuer's Common Stock to 12 of its stockholders without further consideration and an additional

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                                                                    Page 8 of 10


1,020,600 shares to eight of its stockholders (including Pearl - 569.235 shares) in consideration of Mr. Leung's cancellations of a loan previously made by him to Regent (HK$7,446,200).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Material to be Filed as Exhibits

         Agreement among the Reporting Group to file a single Statement on
Schedule 13D on behalf of each of them.






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                                                                    Page 9 of 10


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: December 28, 1999               By: /s/ T.C. Leung
                                           -------------------------------------
                                           T.C. Leung


                                       PEARL VENTURE LTD.

Dated: December 28, 1999               By: /s/ K.T. Yeung
                                           -------------------------------------
                                           K.T. Yeung
                                           Title: Director


                                       REGENT EARNING LTD.


Dated: December 28, 1999               By: /s/ Eddy Wong Shing Yue
                                           -------------------------------------
                                           Eddy Wong Shing Yue
                                           Title: Director

                                     EXHIBIT

         The undersigned hereby agree as follows:

         WHEREAS, the undersigned may be obligated to file Statements on
Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Euro Tech Holdings Company Limited;

         NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13D is to be filed with the SEC on behalf of each of them.


Dated: December 28, 1999               By: /s/ T.C. Leung
                                           -------------------------------------
                                           T.C. Leung


                                       PEARL VENTURE LTD.

Dated: December 28, 1999               By: /s/ K.T. Yeung
                                           -------------------------------------
                                           K.T. Yeung
                                           Title: Director


                                       REGENT EARNING LTD.


Dated: December 28, 1999               By: /s/ Eddy Wong Shing Yue
                                           -------------------------------------
                                           Eddy Wong Shing Yue
                                           Title: Director